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18008776

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/10/17 (MM/DD/YY) AND ENDING 07/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2007 Fayette
(No. and Street)

N. Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S Miller 816-810-6404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PCAOB 6479

Thomas Faust CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct (Address) Lafayette (City) IN (State) 47909 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, David S. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of July 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public 9-25-18

SHERRY A. KRUGER
My Commission Expires
June 5, 2020
Clay County
Commission #12484101

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENERAL SECURITIES CORP
REPORT ON AUDIT OF
FINANCIAL STATEMENTS
JULY 31, 2018

General Securities Corp
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements
Statement of Financial Condition
Statement of Income
Statement of Changes in Stockholders's Equity
Statement of Cash Flows
Notes to Financial Statements
Computation of Net Capital under SEC Rule 15c3-1

Report of Independent Registered Public Accounting Firm
Broker-Dealer's Exemption Report

THOMAS FAUST, CPA
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.
North Kansas City, Missouri

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of General Securities, Corp., as of July 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of General Securities, Corp. as of July 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of General Securities, Corp.'s management. My responsibility is to express an opinion on General Securities, Corp.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to General Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of General Securities, Corp.'s financial statements. The supplemental information is the responsibility of General Securities, Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
September 24, 2018

GENERAL SECURITIES CORP
STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2018

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$124,016
Cash with Clearing organization	50,344
Accounts Receivable	4,049
Prepaid expenses	900
Marketable securities	0
TOTAL CURRENT ASSETS	$179,309
PROPERTY, PLANT AND EQUIPMENT. AT COST	
Property, plant and equipment, net of accumulated depreciation of $134,385	0
TOTAL ASSETS	$179,309

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Account payable and accrued expenses payable	7,784
Withheld and accrued payroll taxes	1,931
Commissions payable	11,102
Income taxes payable	2,516
TOTAL LIABILITIES	23,333
STOCKHOLDER'S EQUITY	
Common stock (30,000 shares authorized, 28,000 shares issued and outstanding)	28,000
Additional paid -in capital	87,848
Retained earnings	425,628
Treasury Stock	-385,500
TOTAL STOCKHOLDERS EQUITY	155,976
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$179,309

GENERAL SECURITIES CORP
STATEMENT OF INCOME
YEAR ENDED JULY 31, 2018

REVENUE	
Commissions and fees	$274,105
Other income	955
Total Revenue	275,060
EXPENSES	
Compensation and related benefits	138,155
Commissions	23,793
Clearing and execution charges	39,538
Regulatory fees and expenses	16,191
Occupancy	15,619
Other expenses	31,796
TOTAL EXPENSES	265,092
Net Income before income taxes	9,968
Income tax provision	2,516
NET INCOME	$7,452

GENERAL SECURITIES CORP
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2018

	Common	Additional paid-in	Retained	Treasury	Total
BEGINNING BALANCE	$28,000	$87,848	$425,628	($385,500)	148,524
Net Income			7,452		7,452
Stockholder's distributions					
ENDING BALANCE	$28,000	$87,848	$425,628	-385500	$155,976

GENERAL SECURITIES CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$7,452
Adjustments to reconcile net income to net cash provided by (used in)operating activities	
(Increase)decrease in operating assets:	
Account receivable	3,840
Marketable securities	86,707
Cash with Clearing organization	-146
Increase(decrease in operating liabilities:	
Accounts payable and accrued expenses payable	684
Withheld and accrued payroll taxes	-2,655
Commissions payable	-4,357
Income taxes payable	-15
Net Cash Provided by Operating Activities	$91,510
NET INCREASE IN CASH	$91,510
CASH AT BEGINNING OF YEAR	$32,506
CASH AT END OF YEAR	$124,016

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during year for:	$2,531
Income taxes	

GENERAL SECURITIES CORP
NOTES TO FINANCIAL Statements
FOR THE YEAR ENDED JULY 31, 2018

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations

General Securities Corp (the Firm) was incorporated in the State of Missouri on August 21, 1969. The Firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 non-carrying non-custodian broker-dealer. The firm is a member of the Financial Industry Regulatory (FINRA). And the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents

For the purpose of the statements of cash flow. The firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of July 31, 2018.

c. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentration of Credit Risk

The firm places its cash accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. The Firm did not have any accounts in excess of insureds limits at year-end.

e. Accounts Receivable

Account Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States.

f. Property, plant, Equipment and Depreciation

Property, plant and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expense when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Basis of Accounting

The Firm maintains its financial records and reports on the accrual basis of accounting.

h. Revenue Recognition

The Firm recognizes and records commissions and other income on a trade-date basis. Revenue consists of commissions on transactions in exchange listed equity securities, commissions on listed options transactions and other securities commissions.

NOTE 2 ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the firm from their correspondents. The Firm clears security transactions through a clearing company. This company carries the cash accounts of the customer of the Firm on a fully disclosed basis. Under terms of the agreement the company executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. The payable to brokers are commissions due to the brokers. At July 31, 2018 there were commissions receivable of $4,049 and commissions payable of $11,102.

General Securities Corp
Notes to the Financial Statements
For the Year Ended July 31, 2018

Note 3: Exemption under Rule 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision (k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis". During the year ended July 31, 2018 there were no amounts to be pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exceptive provisions, and thus is exempt from the rule 15c3-3.

Note 4. Income Tax Expense

The Firm follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No.10 9, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset ore liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they are related. Deferred taxes arising from the temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

For the year ended July 31, 2018, the provision for income taxes consisted of Federal income tax expense of $1,898 and State oncome tax $618, there was a payable of $1,898 for Federal income taxes and a payable of $618 for state income taxes. Tax years ending after July 31, 2015 remain subject to examination by taxing jurisdictions.

Note 5: Accounting for Uncertainty in Income Taxes

In June 2006, the Financial Accounting Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109., ,The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued in December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

Note 6: Commitments and Contingencies

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (the organization) whereby the organization will execute and clear securities transactions form the Firm on a fully disclosed business. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the organization. As of January 26, 2016, Southwest Securities, Inc. merged with Hilltop Holdings, Inc.

Note 7: Retirement Plan and Employee Benefit Plan

The Firm adopted a 401(k) retirement plan effective Aug 1, 1995. To be eligible, employees must be at least 18 years of age, complete 100 hours of service each year,

and have completed at least one year with the Firm. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Firm. The Firm made no matching contributions to the plan for the year ended July 31, 2018.

The Firm also has a non-qualified medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees.

Note 8: Deposit with Clearing Organization

The Firm maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organization will act as clearing broker for the Firm. The clearing broker is Hilltop Holding, Inc. The balance on deposit at July 31, 2018 was $50, 344.

Note 9: Office Lease

The Firm operates in a leased building on a month to month basis. Rent expense was $10,800 for the year ended July 31, 2018. There were no future minimum lease payments under this lease.

General Securities Corp
Notes to the Financial Statements
For the Year Ended July 31, 2018

Note 10: Net Capital Requirements

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is greater of $50,000 or 6 2/3% of the aggregate indebtedness of the Firm. At July 31, 2018, net capital as defined by the rules, equaled $152,876. The ratio of aggregate indebtedness to net capital was 15.26 %. Net capital in excess of the minimum required was $102,876.

Note 11: Reconciliation Pursuant to Rule 17a-5(D)(4)

There was no material reconciling items between July 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

Note 12: Possession or Control requirement under Rule 15c3-3

Information relating to possession or control requirements is not applicable to the firm as the Firm qualified for exemption under Rule 15c3-3(k)(2)(ii).

Note 13: Computation for Determining of Reserve Requirement Under Rule 15c3-3

A computation of a reserve requirement is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3(k)(2)(ii).

Note 14: Filing Requirements

There were no liabilities subordinated of creditors during the year ended July 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a5 of the Securities and Exchange Commission.

General Securities Corp
Notes to the Financial Statements
For the Year Ended July 31, 2018

15: Subsequent Events

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

GENERAL SECURITIES, CORP,
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JULY 31, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	155,976
Less: Non-allowable assets from Statement of Financial Condition		(1,351)
Net capital before haircuts on securftl"5 positions		154,625
Haircuts on securities		(1,749)
Net Capital	$	152,876
Aggregate Indebtedness	$	23,333
Net capital required based on aggregate indebtedness (6·2/3%)		1,556
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	102,876
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) • 10% of total aggregate Indebtedness		2,333
(B) • 120% of minimum net capltal requirement		60,000
Net Capital less the greater of (A) or **(B)**	$	92,876
Percentage of Aggregate Indebtedness to Net Capital		15.26%

GENERAL SECURITIES CORP
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
JULY 31, 2018

THOMAS FAUST, CPA
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which General Securities Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii), and General Securities. Corp. stated that General Securities, Corp. met the identified exception provisions throughout the most recent fiscal year without exception. General Securities, Corp.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
September 24, 2018

General Securities Corp.™
2007 Fayette
N. Kansas City, MO 64116

816 472-7170
800 873-4365
FAX 816 472-4317

Date: September 24, 2018

RE: Exemption Statement: 15c3-3

To the best of my knowledge and belief, I David S. Miller, President and Chief Compliance Officer state that General Securities Corp is exempt from the Provisions in paragraph (k) of SEC rule 15c3-3 as of July 31, 2018 and for the year then ended under exemption provision (k)(2)(ii). General Securities was an introducing broker-dealer, cleared all transactions with and for
customers on a fully disclosed basis without exceptions with Hilltop Securities and General Securities Corp promptly transmitted all customer funds and securities to Hilltop Securities which carried all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. General Securities Corp maintained Hilltop Securities as their clearing broker throughout the entire fiscal year without exception.

David S. Miller, President and Chief Compliance Officer

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